

November 24, 2010

William Tay
President
Daedalus Ventures, Inc.
2000 Hamilton Street, #943
Philadelphia, PA 19130

Re: Daedalus Ventures, Inc.
Amendment No. 1 to Registration Statement on Form 10
Filed November 3, 2010
File No. 000-54126

Dear Mr. Tay:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise your registration statement to address any comments you received on the Form 10 filings you have submitted: Acantha Acquisition Corp., Belenus Acquisition Corp. and Cepheus Acquisition Corp.

Item 1. Business

(b) Business of Issuer, page 3

2.   We note your revised disclosure in this section in response to comment three in our letter dated October 20, 2010. Please revise to clarify, if true, that Mr. Tay does not currently maintain any relationships with the various sources you identify from which you plan to seek target business combinations.

3.   We reissue comments four and five in our letter dated October 20, 2010 in part. Considering that Mr. Tay has no experiences in evaluating target opportunities and you do not plan to conduct research in connection with potential targets, please explain more specifically how Mr. Tay plans to identify merger targets. Please also discuss in greater detail how Mr. Tay plans to identify separate targets for this entity and the other similar blank/check shell companies where he exercises similar control.

Item 2. Financial Information

Management's Discussion and Analysis or Plan of Operations, page 11

4.   We note your revised disclosure in response to comment 12 in our letter dated October 20, 2010. Please also update the disclosure to confirm, if true, that Mr. Tay has no formal obligation to cover any of such expenses.

Item 6. Executive Compensation, page 15

5.   We reissue comment 15 in our letter dated October 20, 2010 in part. Your revised disclosure is unclear. You state that Mr. Tay has not received any compensation in connection with his services, yet you disclose that the company granted the restricted stock to Mr. Tay as compensation for "contributed time" and other services rendered as a part of your formation. Please reconcile your disclosure in this section or, alternatively, explain how your disclosure that Mr. Tay "does not receive any compensation for his services" since inception reconciles with your later disclosure in the same paragraph regarding the restricted stock grant.

6.   We note your response to comment 17 in our letter dated October 20, 2010. Please provide a more detailed analysis as to why Mr. Tay does not qualify as a promoter as contemplated under Item 401(g) of Regulation S-K. In the alternative, please name your promoter(s). See the definition of promoter under Rule 405 of Regulation C.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

7.   Your auditor states "[t]he management of Cepheus Acquisition Corp is responsible for these financial statements." The reference to Cepheus Acquisition Corp is not consistent with the registrant's name. Please have your auditor revise their opinion or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief